Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G dated April 18, 2023 with respect to the shares of Common Stock, par value $0.001 par value per share, of Achieve Life Sciences, Inc., a Delaware corporation, and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: April 18, 2023

Dialectical Capital Management, LP Dialectic Partners, LLC Dialectic Life Sciences SPV LLC Dialectic LS Manager LLC John Fichthorn

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Authorized Signatory